Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario
M5X 1A1.
Item 2 Date of Material Change
December 17, 2010.
Item 3 News Release
A press release was issued by Bank of Montreal (together with its subsidiaries, BMO Financial Group) on December 17, 2010 through the facilities of MarketWire.
Item 4 Summary of Material Change
BMO Financial Group (“BMO”) and Marshall & Ilsley Corporation (“M&I”) today announced that they have entered into a definitive agreement under which BMO will acquire all outstanding shares of common stock of M&I in a stock-for-stock transaction.
Under the terms of the agreement, each outstanding share of M&I will be exchanged for 0.1257 shares of Bank of Montreal upon closing. Based on the closing share price of Bank of Montreal on the Toronto Stock Exchange of C$62.05 on December 16, 2010, the transaction values each share of M&I at US$7.75, or an aggregate amount of approximately US$4.1 billion in Bank of Montreal common shares. The closing share price of M&I on New York Stock Exchange on December 16 was US$5.79.
BMO expects to maintain strong capital ratios after the acquisition; BMO intends to raise approximately C$800 million in additional common equity prior to closing of the acquisition. On a Basel II basis, before considering growth in capital from the business prior to closing, BMO’s Tier 1 Capital Ratio as at October 31, 2010, pro forma for the acquisition and equity offering, would be approximately 11.7%.
As part of the agreement, BMO will purchase M&I’s TARP preferred shares at par plus accrued interest — with full repayment to the U.S. Treasury immediately prior to closing. M&I’s existing warrants held by the U.S. Treasury will also be purchased by BMO.
The transaction, which has been approved by the BMO and M&I Boards of Directors, is expected to close prior to July 31, 2011.

Item 5 Full Description of Material Change
BMO Financial Group (“BMO”) and Marshall & Ilsley Corporation (“M&I”) today announced that they have entered into a definitive agreement under which BMO will acquire all outstanding shares of common stock of M&I in a stock-for-stock transaction.
Under the terms of the agreement, each outstanding share of M&I will be exchanged for 0.1257 shares of Bank of Montreal upon closing. Based on the closing share price of Bank of Montreal on the Toronto Stock Exchange of C$62.05 on December 16, 2010, the transaction values each share of M&I at US$7.75, or an aggregate amount of approximately US$4.1 billion in Bank of Montreal common shares. The closing share price of M&I on New York Stock Exchange on December 16 was US$5.79.
BMO expects to maintain strong capital ratios after the acquisition; BMO intends to raise approximately C$800 million in additional common equity prior to closing of the acquisition. On a Basel II basis, before considering growth in capital from the business prior to closing, BMO’s Tier 1 Capital Ratio as at October 31, 2010, pro forma for the acquisition and equity offering, would be approximately 11.7%.
The transaction has an estimated internal rate of return to BMO of more than 15% and is expected to be accretive to BMO’s earnings in 2013, excluding one-time merger and integration costs of approximately C$540 million. The transaction is expected to generate annual run-rate synergies of approximately C$250 million which will be fully phased in by the end of fiscal 2013.
As part of the agreement, BMO will purchase M&I’s TARP preferred shares at par plus accrued interest — with full repayment to the U.S. Treasury immediately prior to closing. M&I’s existing warrants held by the U.S. Treasury will also be purchased by BMO.
The transaction, which has been approved by the BMO and M&I Boards of Directors, is expected to close prior to July 31, 2011.
Upon closing, Mark Furlong, who is currently Chairman, President and CEO of M&I, will become CEO of the combined U.S. Personal and Commercial banking business, based in Chicago. He will report to Mr. Downe and will join BMO’s Management Committee. Also, upon closing, Ellen Costello will be CEO of Harris Financial Corp. and U.S. Country Head for BMO with governance oversight for all U.S. operations. She will report to Mr. Downe and will be a member of BMO’s Management Committee.
Under the terms of the merger agreement announced today, M&I will merge with a BMO subsidiary, and existing M&I shareholders will become entitled to receive common shares of Bank of Montreal. In connection with the merger agreement, M&I issued to BMO an option, exercisable under certain circumstances, to purchase up to 19.7% of M&I’s common stock. The transaction is subject to customary closing conditions, including regulatory approvals and approval from shareholders of M&I.
Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102
Not Applicable.

Item 7 Omitted Information
Not Applicable.
Item 8 Executive Officer
For further information, please contact Simon Fish, Executive Vice-President and General Counsel at (416) 867-4900.
Item 9 Date of Report
December 17, 2010.
Cautionary statement regarding forward-looking information
Certain statements in this document are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this document not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about M&I’s revenues and expenses, potential for earnings growth as well as costs associated with the transaction, were material factors we considered in estimating the internal rate of return to BMO resulting from transaction synergies with M&I and our estimate of the acquired business being accretive to BMO’s earnings in 2013.

Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities, were material factors we considered in estimating transaction and integration costs.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for shareholders
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.